Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V.
ANNOUNCES PREPACKAGED CHAPTER 11 FILING
Mexico City, Mexico, D.F. April 6, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) announced today that, as the next step in the implementation of its previously announced comprehensive balance sheet restructuring, the Company and its subsidiaries Alterna’TV Corporation and Alterna’TV International Corporation (collectively the “Debtors”) have filed voluntary petitions for a prepackaged plan of reorganization (the “Prepackaged Plan”) under Chapter 11 of the U.S. Bankruptcy Code. The petitions were filed in the U.S. Bankruptcy Court in the District of Delaware.
Satmex previously announced that it had reached an agreement with the holders of more than two-thirds of the outstanding principal amount of its First Priority Senior Secured Notes due 2011 (the “First Priority Notes”) and Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”) to support the Prepackaged Plan. As part of the implementation of the Prepackaged Plan, on March 8, 2011 the Debtors commenced a solicitation of votes on the Prepackaged Plan from holders of the Company’s First Priority Notes and the Second Priority Notes. Based on the preliminary tabulation of votes filed with the Prepackaged Plan, the holders of the First Priority Notes and the Second Priority Notes voted overwhelmingly to accept the Prepackaged Plan.
The proposed Prepackaged Plan provides for trade creditors to be unimpaired and paid in full and is structured to expedite the Company’s emergence from bankruptcy while avoiding any day-to-day impact on suppliers, customers or employees during the short pendency of the case.
As previously announced, Satmex has also entered into a commitment letter with Jefferies Finance LLC providing for $325 million of committed senior secured exit financing, which may be used, along with the proceeds of the previously-announced $96.25 million fully-backstopped rights offering of equity securities to holders of Second Priority Notes, to, among other things, repay the First Priority Notes as outlined in the Prepackaged Plan, fund the timely completion of Satmex 8, a satellite scheduled to be launched in 2012 to replace the Company’s Satmex 5 satellite, and to purchase 100% of the current equity in Satmex as set forth in the Company’s previous press release.
Lazard and its Mexican alliance partner, Alfaro, Davila y Rios, S.C. are serving as financial advisors to Satmex. Greenberg Traurig is serving as U.S. counsel and Santamarina y Steta and Rubio Villegas & Asociados are serving as the Company’s Mexican counsels.
Jefferies & Company, Inc. is serving as the financial advisor to certain holders of the Second Priority Notes. Ropes & Gray LLP is serving as U.S. counsel and Cervantes Sainz as Mexican counsel to this group.
Dechert LLP is serving as U.S. counsel to certain holders of the First Priority Notes. Galicia Abogados, S.C. is serving as Mexican counsel to this group.
Bracewell & Giuliani LLP is serving as counsel to the Series B Directors of Satmex’s Board.
This press release is for informational purposes only and does not constitute a solicitation to accept or reject the proposed Prepackaged Plan referred to herein or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Securities being offered pursuant to the Prepackaged Plan will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the solicitation of votes to approve the Prepackaged Plan, the confirmation of the Prepackaged Plan by the applicable bankruptcy court, Satmex’s ability to obtain the financing necessary to consummate the Prepackaged Plan, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.
About Satmex
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.
Contact:
Satélites Mexicanos, S.A. de C.V.
Luis Stein, +52 (55) 2629 5800